EXHIBIT 12.1

UIL Holdings Corporation

Consolidated Ratio of Earnings to Fixed Charges

($ in Thousands)

	2011	2010	2009	2008	2007
Net income from continuing operations	$99,710	$54,857	$54,317	$48,148	$46,693
Federal and state income taxes	62,501	35,284	33,096	34,572	30,512
Fixed charges (from below)	101,221	57,990	44,554	38,152	30,165
Less: Capitalized Interest	9,143	4,735	1,305	1,585	1,714

Total EBIT	$254,289	$143,396	$130,662	$119,287	$105,656

Ratio of Earnings to Fixed Charges	2.51	2.47	2.93	3.13	3.50

Fixed Charges
Interest, excluding AFUDC Debt	$92,610	$51,910	$38,583	$32,422	$24,884
Amortization of Debt Issuance Costs	2,775	1,788	1,817	1,730	1,662
1/3 of rental charges (represents interest portion)	5,836	4,292	4,154	4,000	3,619

Total Fixed Charges	$101,221	$57,990	$44,554	$38,152	$30,165